RREEF America, L.L.C,
                 STOCKS REQUIRING "13D" REPORTING
                         December 31, 1999

Percentage: 5.00%

                                  Shares     Reporting    Quantity
            Stocks              Outstanding*   Level*    Managing*
------------------------------  -----------  ----------  ----------

ESSEX PPTY TR INC COM                18,055         903         994
FEDERAL REALTY INVT TR SH BEN        40,348       2,017       2,498
INT NEW
KILROY REALTY CORP                   27,894       1,395       1,554
MERISTAR HOSPITALITY CORP.           47,726       2,386       2,475


* Quantities are expressed in units of thousands.